Contacts: Lorus Therapeutics Inc. Corporate Communications Grace Tse Tel: (416) 798-1200 ext. 380 Email: ir@lorusthera.com	Canadian Media Contact: Eliza Walsh Mansfield Communications Tel: (416) 599-0024 Email: eliza@mcipr.com	US Media Contact Amy Banek Mansfield Communications Tel: (212) 370-5045 Email: amy@mcipr.com

LORUS THERAPEUTICS PRESENTS SCIENTIFIC RESULTS FOR TWO

ANTI-CANCER DRUGS

-Research presented to the American Association For Cancer Research (AACR) Annual Conference-

TSX:

LOR

AMEX:

            LRP

TORONTO, CANADA, March 30th, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced that it is participating at the AACR Annual Conference in Orlando, Florida, which will be held from March 27-31, 2004.  Two presentations were accepted and will be published in the meeting proceedings.

The first presentation, entitled Virulizin(R) Increases Infiltration of NK Cells to Tumors Via Activation of Macrophages, summarizes the latest studies on the mechanism by which Virulizin acts as an anti-tumor agent.  The aim of the study was to determine whether a subset of immune effector cells known as NK cells contribute to the observed anti-tumor efficacy of Virulizin(R).

Analysis of tumor samples from Virulizin(R)-treated mice showed an increase in the presence of both macrophages and NK cells within the tumor tissue as compared to tumor tissue from saline-treated mice.  This response appeared to occur early in the treatment cycle and correlated with increased markers for programmed cell death within the tumors.  Removal of macrophages from mice resulted in decreased numbers of NK cells in tumor samples, indicating the crucial involvement of macrophages in NK cell infiltration into tumors.  In addition, NK-deficient mice did not respond to Virulizin treatment showing that NK cells are also important for inhibition of tumor growth by Virulizin(R).

These results indicate that Virulizin(R) can mediate a sustained expansion and infiltration of NK cells and macrophages into tumors, and that the interaction between these immune effector cells contributes significantly to the anti-tumor mechanism of Virulizin(R).

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Virulizin(R) has been awarded orphan drug status and fast-track status by the United States Food and Drug Administration in clinical studies for the treatment of pancreatic cancer.  Virulizin(R) is currently in a Pivotal Phase III clinical trial in North America and Europe for the treatment of pancreatic cancer in combination with gemcitabine.  Virulizin(R) is approved in Mexico for the treatment of melanoma and is commercially available in Mexico through Lorus’ marketing partner, Mayne Pharma

The second presentation entitled GTI-2040 Displays Cooperative Anti-tumor Activity when Combined with Standard Chemotherapeutic Drugs summarizes preclinical studies aimed at assessing the potential therapeutic application of GTI-2040 in combination with chemotherapy for the treatment of a variety of cancers.  Previous studies demonstrated that GTI-2040, as a single agent, has excellent anti-tumor properties against a broad range of human tumors implanted into mice.  The current study examined the effects of combining GTI-2040 with standard chemotherapeutic compounds including dacarbazine (DTIC), CPT-11, doxorubicin, cisplatin and taxol.

The anti-tumor activity of all tested combinations exceeded treatment with the single agents.  In addition, GTI-2040 treatment resulted in excellent anti-tumor activity against chemotherapy resistant human breast, ovarian, colon and pancreatic tumors implanted into mice.  Furthermore, combinations with standard drugs to which the tumors were sensitive demonstrated cooperative anti-tumor activity with GTI-2040.  Taken together, the results support the application of GTI-2040 to a number of currently available treatments with the potential to act when patients develop drug resistance, which is in large part responsible for chemotherapy treatment failure.

Lorus recently described an interim analysis of results obtained in a Phase II renal cell carcinoma clinical trial and indicated its intent to progress the drug into a registration Phase II/III clinical program.  In addition, GTI 2040 is in a multiple Phase II clinical program sponsored by the US National Cancer Institute for the treatment of six different cancers, four of which have already been initiated.

“Presentations at international conferences, such as those supported by the AACR, provide an opportunity for Lorus’ scientists and clinical staff to obtain expert feedback on the progress of Lorus’ preclinical and clinical pipelines,” said Dr Jim Wright CEO of Lorus.  “From a business perspective, this information is very valuable when assessing drug development pathways for our products.”

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of six clinical trials in a phase II clinical trials program and one phase III registration clinical trial.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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